CUSIP No. 102565108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Bowl America Incorporated
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
102565108
(CUSIP Number)

Merle Fabian
c/o Bowl America Incorporated
6446 Edsall Road
Alexandria, Virginia 22312
(703) 941-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 27, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merle Fabian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( ) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,489[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,489[1]
	10	SHARED DISPOSITIVE POWER 0
11	11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,489[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%[2]
14	TYPE OF REPORTING PERSON IN

____________________________
1 Includes 872,026 shares of Class B common stock that convert into shares of Class A common stock. On October 15, 2019, the reporting person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 494,594 shares of Class A common stock.  The amount of beneficial ownership includes the shares owned by the  Leslie H. Goldberg Revocable Trust (which the Reporting Person disclaims except to the extent of her pecuniary interest therein).

2 Reflects percentage of voting power of the Company controlled by the Reporting Person.

CUSIP No.  102565108
This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2019 (as amended to date, the “Schedule 13D”), which relates to the common stock (“Common Stock”), Class A common stock, par value $0.10 per share of Bowl America Incorporated (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 3, 4, 6 and 7 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.
Item 3.  Source and Amount of Funds or Other Consideration.
On October 15, 2019, the Reporting Person was designated successor trustee and a beneficiary of the Leslie H. Goldberg Revocable Trust upon the passing of Mr. Leslie H. Goldberg, which holds 494,594 shares of Class A common stock. Ms. Fabian is an original stockholder of the Issuer and additional shares acquired over the years consist of shares received through inheritance either directly or in the capacity as a trustee.
On May 27, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Bowlero Corp. (“Parent”), and Potomac Merger Sub, Inc., an indirect, wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with Maryland General Corporation Law, the merger of Merger Sub with and into the Company with the Company being the surviving corporation as an indirect, wholly-owned subsidiary of Parent (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s issued and outstanding shares of Class A common stock, par value $0.10 per share (“Class A Common Stock”) and Class B common stock, par value $0.10 per share (“Class B Common Stock,” and together with the Class A Common Stock, “Common Stock”) (other than (i) shares of Common Stock held by the Company or any of its subsidiaries, (ii) shares of Common Stock held by Parent or any of its subsidiaries, and (iii) shares of Class B Common Stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with, and have complied in all respects with, the Maryland General Corporation Law) will be cancelled and will be converted automatically into the right to receive $8.53 per share in cash, without interest (the “Merger Consideration”).
In addition, in connection with the execution of the Merger Agreement, stockholders owning a majority of the voting power of the Company’s Class B Common Stock (“Majority Holders”), including, but not limited to, the Reporting Person, have entered into voting and support agreements with Parent that cover in excess of a majority of the outstanding voting power of the Common Stock, pursuant to which, unless the voting and support agreement is terminated in accordance with its terms (including upon a termination of the Merger Agreement), the Majority Holders have agreed to, among other things, vote, or cause to be voted, all of their respective shares of Common Stock in favor of the adoption of the Merger Agreement and approval of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement. The vote of the Majority Holders is sufficient to approve the Merger Agreement.
The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and Voting and Support Agreement, which are filed as exhibits hereto, respectively, and are incorporated herein by reference.

CUSIP No.  102565108
Item 4.  Purpose of Transaction.
The shares of Class A common stock beneficially owned or controlled by the Reporting Person are held for investment purposes.
The information set forth in Item 3 above is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 3 above is incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
Exhibit Description

Exhibit A
Agreement and Plan of Merger dated as of May 27, 2021, by and among the Company, Parent and Merger Sub (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).

Exhibit B
Form of Voting and Support Agreement (attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).

CUSIP No.  102565108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 1, 2021
/s/Merle Fabian
 Merle Fabian